UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-13742

ICL GROUP LTD.

(Exact name of registrant as specified in its charter)

ICL Group Ltd.

Landmark Tower

2 Leonardo Da Vinci Street

Tel Aviv 6473309

Israel

(972) 03-6844459

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2026 Investor Presentation

2026 Second Quarter Financial Results Elad Aharonson | President and CEO August 5 , 2026

Important legal notes

Disclaimer and safe harbor for forward-looking statements

This presentation contains statements that constitute "forward-looking statements," many of which can be identified by the use of forward-looking words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate," "strive," "forecast," "targets" and "potential," among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding the company's intent, belief or current expectations. Forward-looking statements are based on management's beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to: the company's ability to implement the changes we are outlining in this presentation; loss or impairment of business licenses or mineral extraction permits or concessions, including the company's ability to win the new concession at the Dead Sea in 2030; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company's reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at the company's seaport shipping facilities or regulatory restrictions affecting the company's ability to export the company's products overseas; changes in exchange rates or prices compared to those the company is currently experiencing; general market, political or economic conditions in the countries in which the company operates; price increases or shortages with respect to water, energy, and the company's principal raw materials; pandemics may create disruptions, impacting the company's sales, operations, supply chain and customers; delays in the completion of major projects by third-party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company's plants; labor disputes, slowdowns and strikes involving the company's employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company's evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; the outcome of government examinations or investigations; disruption of the company's information technology systems or breaches of the company's, or the company's service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company's cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; the cyclicality of the company's businesses; the company's exposure to risks relating to its current and future activity in emerging markets; changes in demand for the company's fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company's control; disruption to sales of the company's industrial products and phosphate solutions segments' products, as well as magnesium products, due to factors beyond the company's control, including changes in global economic conditions and environmental regulations; the company's ability to secure additional resources to continue the company's phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company's workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of security tension in Israel and the resulting disruptions to the company's supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under "Item 3 - Key Information - D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (SEC) on March 11, 2026 (the "Annual Report"). Forward-looking statements speak only as of the date they are made, and except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. This presentation for the second quarter of 2026 should be read in conjunction with the Annual Report of 2025 on Form 20-F, as of and for the year ended December 31, 2025, filed on March 11, 2026, respectively, including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.

2

3 Overview | strong 2 Q ’ 26 results (1) Adjusted net income, adjusted EBITDA, adjusted diluted EPS and free cash flow are non - GAAP financial measures; see reconciliat ion tables in appendix. Highlights vs. 2 Q ’ 25 • Sales up 17% • Adjusted net income (1) up 35% • Adjusted EBITDA (1) up 28% • Adjusted EPS (1) up 33% • Solid growth across key financial metrics • Swiftly responded to changing market conditions • Prices increased for fertilizer, food and industrial markets • Continued pressure from higher raw material costs and FX headwinds $ 0.12 adjusted diluted EPS (1) $ 448 M adjusted EBITDA (1) $ 2.1 B total sales $ 94 M free cash flow (1) $ 290 M operating cash flow $ 149 M adjusted net income (1)

Strategic Principles Update Elad Aharonson President and CEO

• Maximize potash and phosphate • Maintain market leadership in bromine market • Portfolio optimization • Optimizing cost structure • Specialty Crop Nutrition • Specialty Food Solutions November 2025 strategy review Principles guiding execution Note: Specialty crop nutrition refers to the Growing Solutions division; Specialty food solutions is currently part of food special tie s under the Phosphate Solutions division. 5

Two growth engines Specialty Food Solutions Specialty Crop Nutrition Targeting attractive end markets 6

Specialty crop nutrition

Significant growth in recent years

SPECIALTY CROP NUTRITION
Adjusted EBITDA, US$M



~$60
$213
2020
2025

MORE THAN
3.5X
EBITDA Growth

SPECIALTY CROP NUTRITION
Revenue, US$B



~$1B
$2B+
2020
2025

MORE THAN
2X
Revenue Growth



ICL

#1 Global leader in specialty crop nutrition

Note: Segment EBITDA is a non-GAAP financial measure; please see appendix for additional details. 2020 numbers include the Innovative Ag Solutions division, and the Boulby and Amfert results, which are currently reported as part of the Growing Solutions segment; 2025 numbers represent the Growing Solutions segment results as reported in 2025. FY'20 EBITDA calculation: OI of ~$17M plus D&A of ~$45M equals ~$60M

7

We are well - positioned to win Significant presence in key geographies Expertise in functional food solutions Strong and loyal customer base Food – grade R&D labs Where we play today phosphate - based solutions 1.5 % to 3 % growth Where we are going to play functional ingredients 5 % to 6 % growth To $  B $ 1.5 B Expanding from sales of ~ $ 750 M in 2025 , to > $ 1.5 B in 2029 TAM TAM Specialty food solutions Expanding beyond food phosphates into functional ingredients 8 Note: 2025 specialty food solutions sales shown on pro - forma basis; 2029 sales shown on expected basis.

Strategic Rationale Key Changes Align organizational structure with strategy through end - market - oriented operating model Strengthen management focus on growth and sharpen strategic emphasis on food Improve visibility of growth engines and end market performance Turning strategy into results | new division structure Organize business around end markets : agriculture, food and industrial New structure beginning in 2027 Establish dedicated Nutrition Solutions division Consolidate industrial market activities under one division Combine potash and phosphate fertilizers in one division 9

Food Industrial Products Growing Solutions Specialty plant nutrition for agriculture, turf and ornamental markets Essential Minerals Agriculture Enhanced solutions for food and beverage, health, nutrition and wellness Nutrition Solutions Industrial Division structure | shift from minerals to end - markets New structure beginning in 2027 Performance and safety solutions for industrial markets – primarily electronics, energy and construction Potash and phosphate fertilizers from upstream mineral production sites, serving global agriculture markets 10

GROWING SOLUTIONS | FY ’ 25 US$M ESSENTIAL MINERALS | FY ’ 25 US$M New division structure Financials NUTRITION SOLUTIONS | FY ’ 25 US$M INDUSTRIAL PRODUCTS | FY ’ 25 US$M $ 1,860 Sales $ 358 EBITDA 19% $ 3,046 Sales $ 882 EBITDA 29% $ 2,063 Sales $ 213 EBITDA 10% $ 753 Sales $ 127 EBITDA 17 % Note: EBITDA is a non - GAAP financial measure; see reconciliation tables in appendix. Shown on a pro - forma basis assuming new segment structure had been implemented for FY ’ 25 results. Sales by business excludes other activities and reconciliation of ($ 568 M). EBITDA by business excludes other activities and reconciliation of ($ 91 M). The financial information presented below has not been reviewed or audited by the company' s independent auditors and is provided solely for the convenience of the company' s shareholders and investors. Information is preliminary and subject to changes, including material changes, in the course of assessing the accounting and reporting implications of the organizational restructuring. . 11

Leveraging AI to accelerate innovation, drive efficiency and improve decision making Realigning cost structure to build a lean and agile company poised for growth Initiated corporate - wide effort to increase efficiency and productivity Reduce cost base, support margin expansion, improve cash generation, strengthen earnings power Cost transformation program | Elevate Targeting ! $ 350 M of additional EBITDA by end of 2028 Note: Total benefit is estimated and versus current run - rate. 12

Sources of s avings Increase productivity Operational efficiency across sites and processes 50 % to 60 % Reduce external spend Procurement and third - party cost base 30 % to 40 % Optimize SG&A Leaner corporate and support functions 10 % to 20 % Estimated benefit to adjusted EBITDA US$M FY'27 Plan FY'28 Plan = >$ 200 >$ 150 >$ 350 ELEVATE | cost transformation program Targeting >$ 350 M of annual EBITDA benefit by 2028 13 Note: Total benefit is estimated and versus current run - rate.

Second Quarter 2026 Overview Elad Aharonson President and CEO

15 Overview | strong 2 Q ’ 26 results (1) Adjusted net income, adjusted EBITDA, adjusted diluted EPS and free cash flow are non - GAAP financial measures; see reconciliat ion tables in appendix. Highlights vs. 2 Q ’ 25 • Sales up 17% • Adjusted net income (1) up 35% • Adjusted EBITDA (1) up 28% • Adjusted EPS (1) up 33% • Solid growth across key financial metrics • Swiftly responded to changing market conditions • Prices increased for fertilizer, food and industrial markets • Continued pressure from higher raw material costs and FX headwinds $ 0.12 adjusted diluted EPS (1) $ 448 M adjusted EBITDA (1) $ 2.1 B total sales $ 94 M free cash flow (1) $ 290 M operating cash flow $ 149 M adjusted net income (1)

Industrial Products Key developments in 2 Q ’ 26 • Solid improvement in both sales and EBITDA • Bromine: reached peak prices in April • Flame retardants: strong overall sales growth for bromine - based solutions, with stable sales of phosphorous - based products • Clear brine fluids: business remained solid • Specialty minerals: strong sales, with increased magnesia demand across wide array of food and pharma markets $ 319 $ 414 2Q'25 2Q'26 $ 69 $ 130 2Q'25 2Q'26 31% 22% 16 Sales US$M EBITDA US$M Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details.

Potash



Sales
US$M


$383
$468
2Q'25
2Q'26

EBITDA
US$M


$115
30%
$154
33%
2Q'25
2Q'26

Key developments in 2Q’26

- Average potash CIF price per ton of $376 vs. $333 in 2Q’25
- Sales and EBITDA significantly up YoY
- Production of 1.1Mmt – ahead of 2Q’25, up ~100kmt
- Continued to prioritize best markets, to maximize sales based on profitability
- Potash affordability remains relatively attractive vs. other fertilizers
- Process optimization continued to drive improvements in operational performance and resource efficiency

Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.

ICL 17

Phosphate Solutions



Sales
US$M



$637
$722
2Q'25
2Q'26

EBITDA
US$M



$134
$136
21%
19%
2Q'25
2Q'26

Key developments in 2Q’26

- Sales and EBITDA increased on higher prices
- Margin erosion primarily due to significantly higher sulfur prices
- Specialty food solutions: sales increased with solid new business conversions and good growth in expansion markets
- Industrial phosphates: sales benefitted from higher demand in China and increased prices across all regions
- China: YPH joint venture sales benefitted from higher prices and strong battery demand

Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. For 2Q'26, Phosphate Specialties were $399M of segment sales, $40M of adjusted OI, $13M of D&A and $53M of EBITDA, while Phosphate Commodities were $323M of segment sales, $40M of adjusted OI, $43M of D&A and $83M of EBITDA.

ICL 18

2Q'25 2Q'26 19 Growing Solutions • Sales growth across all regions, with higher prices and volumes • Lower EBITDA, primarily due to higher raw material costs and soft market conditions in Brazil • North America: continued challenging agriculture marketplace and economy, as competitive pressures remained • Asia: Sales increased, but higher prices dampened demand and reduced grower usage • Europe: good sales and profitability, due to continued focus on optimizing product mix • Global farmer affordability was key limiting factor Key developments in 2 Q ’ 26%  % Sales US$M EBITDA US$M $ 50 $  $ 540 $ 605 2Q'25 2Q'26 Note: Segment EBITDA and margin are non - GAAP financial measures; please see appendix for additional details.

Second Quarter 2026 Financial Results Asaf Alperovitz CFO

Sources: Grain prices – CME, Grain Price Index – calculated as of 2 Q ’ 26 . Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 7.7.26 . Potash (granular bulk FOB U.S. NOLA barge spot, US$/st), TSP (granular bulk CFR Brazil spot, US$/t), urea (granular bulk FOB Egypt spot, US$/t) and sulfur (bulk FOB Middle East spot, US$ /t ) – CRU, as of 2 Q ’ 26 . Supramax – Hudson Shipping, as of 6.29. 26 . USD vs. NIS – Bank of Israel at quarter end, as of 7.9.26 . Key indicators 21 Grain Price Index (GPI) US¢/bushel $0 $1,000 $2,000 2Q'22 4Q'22 2Q'23 4Q'23 2Q'24 4Q'24 2Q'25 4Q'25 2Q'26 Corn Rice Wheat Soy GPI Farmer sentiment Index 50 100 150 2Q'22 4Q'22 2Q'23 4Q'23 2Q'24 4Q'24 2Q'25 4Q'25 2Q'26 Raw material prices US$ $0 $400 $800 $1,200 2Q'22 4Q'22 2Q'23 4Q'23 2Q'24 4Q'24 2Q'25 4Q'25 2Q'26 Sulfur Urea Commodity prices US$ $0 $4,000 $8,000 $0 $400 $800 $1,200 2Q'22 4Q'22 2Q'23 4Q'23 2Q'24 4Q'24 2Q'25 4Q'25 2Q'26 Potash TSP Bromine USD vs. NIS Index 2.50 3.00 3.50 4.00 2Q'22 4Q'22 2Q'23 4Q'23 2Q'24 4Q'24 2Q'25 4Q'25 2Q'26 Supramax Timecharter Average US$/day $0 $10,000 $20,000 $30,000 $40,000 2Q'22 4Q'22 2Q'23 4Q'23 2Q'24 4Q'24 2Q'25 4Q'25 2Q'26

22 Sales bridge Second quarter | 2026 Notes: Numbers rounded to closest million; Other includes intercompany eliminations. SALES BY SEGMENT US$M SALES US$M $ 1,832 $ 2,135 $ 95 $ 85 $ 85 $ 65 $ 27 2Q'25 Industrial Products Potash Phosphate Solutions Growing Solutions Other 2Q'26 $ 1,832 $ 2,135 $ 50 $ 206 $ 47 2Q'25 Volume Price Exchange Rate 2Q'26 $ 605 $ 722 $ 468 $ 414 Other ($74) IP Potash PS GS

23 Profit bridge Second quarter | 2026 Notes: Adjusted EBITDA is a non - GAAP financial measure; please see reconciliation tables in appendix. Numbers rounded to closest million; Other includes intercompany eliminations. ADJUSTED EBITDA BY SEGMENT ADJUSTED EBITDA $ 351 $ 448 $ 61 $ 39 $ 2 $ 6 $ 1 2Q'25 Industrial Products Potash Phosphate Solutions Growing Solutions Other 2Q'26 $ 351 $ 448 $ 18 $ 206 $ 42 $ 100 $ 7 $ 8 $ 30 2Q'25 Volume Price Exchange Rate Raw Materials Energy Transport Other 2Q'26 $ 50 $ 136 $ 154 $ 130 Other ($22) IP Potash PS GS US$M US$M

24 Financial highlights | 2 Q ’ 26 Notes: Available cash resources, as of 6.30.26 , and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Net debt to adjusted EBITDA and FCF, as of 6.30.26 , are non - GAAP financial measures; see appendix for additional details. Dividend yield, as of 6.30.26 , shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on f ina l trading day of quarter. Cash resources $ 2.2 B available Cash flow OCF of $ 290 M FCF increased 34 % YoY Senior notes Completed successful $ 800 M offering Net debt to adjusted EBITDA 1.5 x Shareholder return 2 Q ’ 26 dividend $ 75 M Annual yield 4.14%

Reiterating guidance | FY'26

Adjusted EBITDA[1] of $1.5B to $1.7B

Potash sales volumes of 4.5Mmt to 4.7Mmt

Annual adjusted tax rate of ~30%



Monitoring USD vs. NIS, higher raw material prices and other swiftly changing dynamics

As of 8.5.26. (1) Adjusted EBITDA is a non-GAAP measure; please see appendix for additional details. The company provides guidance for consolidated adjusted EBITDA and for its Potash segment, it provides sales volumes guidance. The company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate performance and compare financial results between periods.

ICL 25

Thank you Contact Peggy.ReillyTharp@icl - group.com for more information on ICL View our interactive data tool at: https://investors.icl - group.com/interactive - data - tool/default.aspx

Appendix Second Quarter 2026

2 Q ’ 25 2 Q ’ 26 Phosphate Solutions (1) US$M $ 637 $ 722 Segment sales $ 90 $ 80 Segment operating income 14% 11 % Segment operating margin $ 44 $ 56 Depreciation and amortization $ 134 $ 136 Segment EBITDA 21% 19 % Segment EBITDA margin Calculation of segment EBITDA | 2 Q ’ 26 2 Q ’ 25 2 Q ’ 26 Industrial Products US$M $ 319 $ 414 Segment sales $ 54 $ 115 Segment operating income 17% 28 % Segment operating margin $ 15 $ 15 Depreciation and amortization $ 69 $ 130 Segment EBITDA 22% 31 % Segment EBITDA margin 2 Q ’ 25 2 Q ’ 26 Potash US$M $ 383 $ 468 Segment sales $ 52 $ 85 Segment operating income 14% 18 % Segment operating margin $ 63 $ 69 Depreciation and amortization $ 115 $ 154 Segment EBITDA 30% 33 % Segment EBITDA margin 28 2 Q ’ 25 2 Q ’ 26 Growing Solutions US$M $ 540 $ 605 Segment sales $ 35 $ 32 Segment operating income 6% 5 % Segment operating margin $ 21 $ 18 Depreciation and amortization $ 56 $ 50 Segment EBITDA 10% 8 % Segment EBITDA margin (1) For 2 Q ’ 26 , Phosphate Specialties were $ 399 M of segment sales, $ 40 M of adjusted OI, $ 13 M of D&A and $ 53 M of EBITDA, while Phosphate Commodities were $ 323 M of segment sales, $ 40 M of adjusted OI, $ 43 M of D&A and $ 83 M of EBITDA.

Segment results analysis | 2 Q ’ 26 Growing Solutions Phosphate Solutions (1) Potash Industrial Products Segment Sales US$M $ 540 $ 637 $ 383 $ 319 2 Q ’ 25 $ 11 ($ 15 ) $ 36 $ 36 Quantity $ 27 $ 84 $ 47 $ 57 Price $ 27 $ 16 $ 2 $ 2 Exchange rates $ 605 $ 722 $ 468 $ 414 2 Q ’ 26 Growing Solutions Phosphate Solutions (1) Potash Industrial Products Segment EBITDA US$M $ 56 $ 134 $ 115 $ 69 2 Q ’ 25 $ 1 ($ 5 ) $ 11 $ 9 Quantity $ 27 $ 84 $ 47 $ 57 Price $ 3 ($ 13 ) ($ 11 ) ($ 11 ) Exchange rates ($ 37 ) ($ 77 ) - - Raw materials ($ 2 ) - ($ 6 ) - Energy ($ 3 ) ($ 2 ) ($ 3 ) - Transportation $ 5 $ 15 $ 1 $ 6 Operating and other expenses $ 50 $ 136 $ 154 $ 130 2 Q ’ 26 29 (1) For 2 Q ’ 26 , Phosphate Specialties were $ 399 M of segment sales, $ 40 M of adjusted OI, $ 13 M of D&A and $ 53 M of EBITDA, while Phosphate Commodities were $ 323 M of segment sales, $ 40 M of adjusted OI, $ 43 M of D&A and $ 83 M of EBITDA.

Reconciliation tables | 2 Q ’ 26 Calculation of adjustments 2 Q ’ 25 2 Q ’ 26 Adjusted EBITDA US$M $ 108 $ 152 Net income $ 13 $ 42 Financing expenses, net $ 60 $ 72 Taxes on income $ 181 $ 266 Operating income $ 150 $ 167 Depreciation and amortization $ 20 $ 15 Adjustments (1) $ 351 $ 448 Adjusted EBITDA 2 Q ’ 25 2 Q ’ 26 Free cash flow US$M $ 269 $ 290 Cash flow from operations ($ 199 ) ($ 196 ) Additions to PP&E, intangible assets and dividends from equity - accounted investees (2) $ 70 $ 94 Free cash flow 2 Q ’ 25 2 Q ’ 26 Adjusted NI and diluted EPS US$M, ex. per share $ 93 $ 137 Net income, attributable $ 20 $ 15 Adjustments (1) ($ 3 ) ($ 3 ) Total tax adjustments $ 110 $ 149 Adjusted net income, attributable 1,292 1,291 Weighted - average number of diluted ordinary shares outstanding in millions $ 0.09 $ 0.12 Adjusted diluted EPS 2 Q ’ 26 Net debt to adjusted EBITDA (3) US$M $ 2,435 Net debt $ 1,585 Adjusted EBITDA 1.5 Net debt to adjusted EBITDA 30 Note: Numbers may not add, due to rounding and set - offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non - GAAP) – in corresponding quarters ’ earnings release. (2) Includes proceeds from sale of property, plants and equipment. (3) Net debt to adjusted EBITDA ratio calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA, excluding net income attributed to non - controlling interests.

New division structure

Financials

US$M		2Q'26	1Q'26	FY'25	2Q'25	1Q'25
Sales	Industrial Products	600	521	1,860	468	492
	Essential Minerals	918	911	3,046	747	734
	Nutrition Solutions	222	203	753	194	184
	Growing Solutions	605	551	2,063	540	495
	Other and setoffs	-210	-163	-569	-117	-138
	Total Sales	2,135	2,023	7,153	1,832	1,767
Operating Income	Industrial Products	125	79	269	66	74
	Essential Minerals	124	148	490	100	112
	Nutrition Solutions	30	24	107	26	28
	Growing Solutions	32	30	135	35	28
	Other and setoffs	-45	-46	-421	-46	-57
	Total Operating Income	266	235	580	181	185

Industrial Products *US$M*	FY'25
Segment OI	$269
D&A	$89
Segment EBITDA	**$358**
Margin	19%

Essential Minerals *US$M*	FY'25
Segment OI	$490
D&A	$392
Segment EBITDA	**$882**
Margin	29%

Nutrition Solutions *US$M*	FY'25
Segment OI	$107
D&A	$20
Segment EBITDA	**$127**
Margin	17%

Growing Solutions *US$M*	FY'25
Segment OI	$135
D&A	$78
Segment EBITDA	**$213**
Margin	10%

Note: Shown on a pro-forma basis assuming new segment structure had been implemented for 1Q'25, 2Q'25, FY'25, 1Q'26 and 2Q'26 results. The financial information presented has not been reviewed or audited by the company's independent auditors and is provided solely for the convenience of the company's shareholders and investors. Information is preliminary and subject to changes, including material changes, in the course of assessing the accounting and reporting implications of the organizational restructuring.

ICL 31

Guidance and non - GAAP financial measures Guidance: The company only provides guidance on a non - GAAP basis. The company does not provide a reconciliation of forward - looking adjuste d EBITDA (non - GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because s pecial items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to f ore cast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be mat eri al and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non - GAAP). The guidance speaks only as of the date hereof. The company und ertakes no obligation to update any of these forward - looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless requi red by law. The company provides guidance for consolidated adjusted EBITDA, and for its Potash business the company provides sales volumes guidance. The company believes this information provid es greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the company ’ s performance and compare its financial results between periods. Non - GAAP financial measures: The company discloses in this quarterly report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period t o p eriod. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table on slide 16 . Certain of these items may recur. The company calculates adjusted net income attributable to the company ’ s shareholders by adjusting net income attributable to the company ’ s shareholders to add certain items, as set forth in the reconciliation table under “ adjusted net income and diluted earnings per share ” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per sha re by dividing adjusted net income by the weighted - average number of diluted ordinary shares outstanding. Free cash flow is calculated as c ash flow from operations less any additions to PP&E , intangible assets, and dividends from equity - accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity - account ed investees, depreciation and amortization, and certain adjustments presented in the reconciliation tables under “ consolidated adjusted EBITDA ” in the appendix, which were adjusted for in calculating the adjusted operating income. You should not view adjusted operating income, adjust ed net income attributable to the company ’ s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company ’ s shareholders determined in accordance with IFRS, and you should note that the company ’ s definitions of adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Addit ion ally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company ’ s non - IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company ’ s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Manag eme nt uses these non - IFRS measures to evaluate the company's business strategies and management performance. The company believes these non - IFRS measures provide useful information to inves tors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance. The company presents a discussion in the period - to - period comparisons of the primary drivers of change in the company ’ s results of operations. This discussion is based in part on management ’ s best estimates of the impact of the main trends on the company ’ s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company ’ s financial statements. 32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 5, 2026